Mail Stop 3561

June 9, 2009

Mr. Michael R. Dunn
Chief Executive Officer
Who's Your Daddy, Inc.
5840 El Camino Real, Suite 108,
Carlsbad, CA 92008

>**Re: Who's Your Daddy, Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2008**
>**Filed April 15, 2009**
>**Form 10-Q for the Quarter Ended March 31, 2009**
>**Filed May 20, 2009**
>**File No. 000-33519**

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>10-K</u>

Financial Statements

Notes to Financial Statements

Note 5. Trade name, net, page 32

1. Considering your (i) significant accumulated deficit, (ii) continued net losses, (iii) negative working capital and (iv) disclosure that you do not have adequate capital to meet your obligations as they come due (page 15), please provide us with a detailed discussion of how you determined the fair value of your trade name was in excess of the carrying amount at December 31, 2008. Please refer to the guidance in paragraph 17 of SFAS 142 and the impairment indicators described in paragraph 8 of SFAS 144.

Item 9A Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 43

2. We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures, which impacted the effectiveness of you disclosure controls and procedures. Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your disclosure controls and procedures. In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or ineffective as of December 31, 2008. In addition, your disclosure should (i) discuss the fact that you did not evaluate your disclosure controls and procedures and (ii) provide a detailed discussion of your plan for completing your evaluation of disclosure controls and procedures, including when you expect the evaluation to be completed.

Management's Report on Internal Control over Financial Reporting, page 43

3. Please revise to provide the disclosure required by Item 308T(a)(4) of Regulation S-K.

4. We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures. Based on your

disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your internal controls over financial reporting. In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your internal controls over financial reporting are effective or ineffective for the year ended December 31, 2008. In addition, your disclosure should (i) discuss the fact that you did not evaluate your internal controls over financial reporting, (ii) you did not perform any testing of controls, and (iii) provide a detailed discussion of your plan for completing your evaluation of internal controls over financial reporting including when you expect the evaluation to be completed.

5. Please revise to provide the disclosure required by Item 308T(b) of Regulation S-K.

Exhibits

General

6. We note that on October 16, 2008 you filed a registration statement on Form S-8, which incorporates this annual report by reference. As a result, please amend your Form 10-K to file a current consent of your independent accountant in accordance with Item 601 of Regulation S-K or tell us why such consent is not required.

Section 302 Certification

7. Please revise to include the signature by Mr. Dunn in his capacity as principal financial officer as required by Item 601(B)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 18

8. We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures, which impacted the effectiveness of you disclosure controls and procedures. Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your disclosure controls and procedures. In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or

ineffective as of March 31, 2009. In addition, your disclosure should (i) discuss the fact that you did not evaluate your disclosure controls and procedures and (ii) provide a detailed discussion of your plan for completing your evaluation of disclosure controls and procedures, including when you expect the evaluation to be completed.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services